Consent of Independent Auditors

The Board of Directors of Razor Energy Corp.

We, KPMG LLP, consent to the use of our report dated May 1, 2023, on the consolidated financial statements of Razor Energy Corp., which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity (deficiency) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, which is included in the registration statement on Form F-7 dated May 8, 2023 of Razor Energy Corp.

/s/ KPMG LLP

Chartered Professional Accountants

May 8, 2023

Calgary, Canada